FOURTH AMENDMENT TO PURCHASE AGREEMENT

This FOURTH AMENDMENT TO PURCHASE AGREEMENT (“Amendment”) is entered into as of November 6, 2013 (“Amendment Effective Date”), by and between FF REALTY LLC, a Delaware limited liability company (“Buyer”), and IMATION CORP., a Delaware corporation (“Seller”), with reference to the facts set forth in the Recitals below.

RECITALS

A.Buyer and Seller are parties to a Purchase Agreement dated October 5, 2011, as amended January 5, 2012, January 31, 2012 and February 10, 2012 (collectively, “Purchase Agreement”) for the purchase and sale of certain Property defined therein. The transaction contemplated by the Purchase Agreement is the subject of Escrow No. 11-61104361-LLH with Chicago Title Company (“Title Company”).

B.Buyer and Seller desire to amend the Purchase Agreement to extend the Closing Date and to make certain additional modifications, as more fully provided below in this Amendment.

AGREEMENT
NOW, THEREFORE, in consideration of the mutual covenants set forth in this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller hereby amend the Purchase Agreement as follows:
1.Closing Date. Notwithstanding any provision of the Purchase Agreement to the contrary, the scheduled Closing Date is hereby extended through and until December 13, 2013. On or prior to the date which is two (2) business days following the date on which Title Company receives a fully executed copy of this Amendment, Buyer shall deposit the sum of Fifty Thousand Dollars ($50,000.00) (“Extension Consideration”) into the Escrow. Buyer and Seller irrevocably authorize and instruct the Title Company to release the Extension Consideration to Seller upon receipt by the Title Company. The Extension Consideration shall be non-refundable to Buyer, unless the Purchase Agreement is terminated due to a Seller default thereunder, and shall not be applied to the Purchase Price at the Closing.

2.Second Deposit. Buyer shall deposit the Second Deposit (i.e., $100,000.00) into the Escrow as provided in Section 2.3 of the Purchase Agreement, which is expected to be on November 12, 2013.

3.Full Force and Effect. Except as specifically amended hereby, the Purchase Agreement is not amended and shall continue in full force and effect in accordance with its terms. Any capitalized term not otherwise defined herein shall have the same meaning as set forth in the Purchase Agreement. In the event of any conflict between the provisions of this Amendment and the provisions of the Purchase Agreement, the provisions of this Amendment shall control and be superseding.

4.Counterparts. This Amendment may be executed by the parties hereto in any number of counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the Amendment Effective Date.

BUYER:	SELLER:
FF Realty LLC, a Delaware limited liability company	IMATION CORP., a Delaware corporation
By: _____________________________ Name: Jon A. MacDonald_________ Title: General Counsel and Senior Vice President	By: ___________________________ Name: _________________________ Title: ___________________________

ACKNOWLEDGED BY TITLE COMPANY
This 6th day of November, 2013:

CHICAGO TITLE COMPANY

By: ___________________
Linda Hamilton,
Senior Escrow Officer